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                             January 11, 2023

       Max H. Mitchell
       President and Chief Executive Officer
       Crane Company
       100 First Stamford Place
       Stamford, CT 06902

                                                        Re: Crane Company
                                                            Form 10-12B
                                                            Filed December 15,
2022
                                                            File No. 001-41570

       Dear Max H. Mitchell:

              We have reviewed your letter of correspondence dated December 23, 2022 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Correspondence letter dated December 23, 2022 to Form 10-12B filed December 15, 2022

       Unaudited Pro Forma Condensed Combined Financial Statements, page 63

   1. We have reviewed your response to prior comment one. Please provide the following:
                                                            Please expand your
disclosure in the third to last paragraph on page 64 to further clarify that certain
pro forma adjustments have been made to reflect the estimated expenses of certain
agreements and are included within the columns of both
                                                           Separation of
Payment & Merchandising Technologies and Other Transaction
                                                           Accounting
Adjustments, if true; and
                                                            Further expand your
disclosure to state that additional pro forma adjustments may be necessary once your
agreements are finalized and executed. Please disclose if you anticipate that
these adjustments will be material prior to the closing of the spin-off and consider
including an estimated dollar range, if possible.

                                                        We remind you that the
company and its management are responsible for the accuracy
 Max H. Mitchell
Crane Company
January 11, 2023
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Beverly Singleton at 202-551-3328 or Ernest Greene at 202-551-3733 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Jay Ingram at 202-551-3397 with any other questions.



                                                          Sincerely,
FirstName LastNameMax H. Mitchell
                                                          Division of
Corporation Finance
Comapany NameCrane Company
                                                          Office of
Manufacturing
January 11, 2023 Page 2
cc:       Ann Beth Stebbins
FirstName LastName